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                                                                    EXHIBIT 4.13

                                PROMISSORY NOTE
                                    [Berger]

December 4, 1997
US$1,671,056.95

         FOR VALUE RECEIVED, subject to Section 3 below, the undersigned, DSC Communications Corporation, a Delaware corporation (the "Payor"), promises to pay to the order of Thomas R. Berger (the "Payee"), the principal sum of One Million Six Hundred Seventy-One Thousand Fifty-Six and 95/100 Dollars (US$1,671,056.95), at such times and on such terms as described below.

         1. Repayment of Principal. The aggregate principal amount of this Promissory Note shall be payable in two equal installments the first of which shall be in the amount of US $835,528.48 and shall be payable on the first anniversary date of the Effective Time and the second of which shall be in the amount of US $835,528.47 and shall be payable on the second anniversary date of the Effective Time (or earlier as hereinafter referred to). For purposes hereof, the term "Effective Time" shall have the meaning ascribed to such term in that certain Amended and Restated Agreement and Plan of Merger among Payor, CI Acquisition Company, a Delaware corporation and a wholly owned subsidiary of Payor, and CELCORE, Inc., a Delaware corporation ("CELCORE"), dated as December 3, 1997 (the "Merger Agreement"). Payor will pay Payee at c/o Celcore, Inc., 3800 Forest Hill - Irene Road, Memphis, Tennessee 38125 or at such other place as Payee may designate in writing. Payment of any principal installment due hereunder shall be made by delivery of that number of whole shares of Payor's common stock, $.01 per share ("Stock"), having an aggregate Fair Market Value on the last trading day immediately preceding the date such payment is due equal to the principal installment due. No fractional share of Stock shall be delivered hereunder, and, in lieu thereof, a cash payment shall be made to Payee in an amount equal to the Fair Market Value multiplied by the fraction of a share of Stock to which Payee would otherwise be entitled, without interest. For purposes hereof, the term "Fair Market Value" shall mean the reported last sale prices of a share of Stock on the NASDAQ National Market as reported on the last trading day immediately preceding the date such principal installment is due. The principal balance of this Promissory Note shall bear no interest.

         2. Acceleration. The entire unpaid principal balance of this Promissory Note shall immediately become due and payable in the event (i) Payee's employment with Payor and its subsidiaries is terminated for any reason other than "for cause" (as defined in those certain Stock Option Agreements under the 1995 Stock Option Plan dated March 1, 1995, July 15, 1995, June 6, 1996 and September 15, 1996, and that certain Stock Incentive Agreement under 1996 Stock Incentive Plan dated December 24, 1996, each of which as amended on January 30, 1997 and October 29, 1997, by and between CELCORE and Payee (as amended, collectively, the "Option Agreement")), (ii) Payee's employment with Payor and its subsidiaries is terminated by reason of a Constructive Discharge (as defined in the Option Agreement), or (iii) Payee's employment with Payor and its subsidiaries is terminated by reason of a Payee's death or Disability (as defined in the Option Agreement) (each an "Event of Default"). Upon the occurrence of an Event of Default, Payee shall have all rights to collect and accelerate, without demand, presentment for payment, notice of dishonor, notice of intent to demand or accelerate payment, notice of acceleration, diligence in collection, grace, notice and protest or legal process of any kind, all of which Payor hereby expressly waives, and immediately, without any grace period, enforce all rights with respect to, the indebtedness evidenced by this Promissory Note and declare the same at once due and payable.


         3. Release of Liability. Notwithstanding the foregoing or anything contained herein to the contrary, in the event (i) Payee's employment with Payor, or its subsidiaries, is terminated "for cause" (as defined in the Option Agreement) or (ii) Payee ceases to be employed by Payor or its subsidiaries because Payee voluntarily terminates such employment (other than by reason of a Constructive Discharge), then in each such case Payee shall be deemed to have forever released and fully discharged Payor of any obligation whatsoever to pay Payee any remaining principal balance payable hereunder as of the date of such termination of Payee's employment.

         This Promissory Note may not be changed or modified orally. This Promissory Note, or any interest herein, may not be assigned without the prior written consent of Payor; except to Payor's successors, if any, due to a merger, acquisition of substantially all of its assets, liquidation or similar change in form.

         THIS PROMISSORY NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF
TEXAS.

                                  DSC COMMUNICATIONS CORPORATION

                                      /s/ GERALD F. MONTRY
                                     -----------------------------------------
                                                  Gerald F. Montry,
                                                  Senior Vice President and
                                                  Chief Financial Officer